Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Burlington Stores, Inc. (“Burlington” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock, par value $0.0001 per share (the “Common Stock”).

The following description of our Common Stock is a summary of certain key terms and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Under our Certificate of Incorporation, Burlington is authorized to issue up to 500,000,000 shares of our Common Stock and up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The outstanding shares of our Common Stock are fully paid and non-assessable.

Description Of Common Stock

No Preemptive, Redemption or Conversion Rights

Our Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock do not have preemptive rights to acquire newly issued shares.

Voting Rights

We have one class of stock outstanding, our Common Stock, all holders of which have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Burlington. Holders of shares of Common Stock do not have cumulative voting rights. Directors elected at a meeting of stockholders are elected by the vote of the majority of the votes cast by shares present in person, present by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote thereon, provided that in any contested election of directors the directors shall be elected by a plurality of the shares present in person, present by means of remote communication, if any, or represented by proxy and entitled to vote thereon. All other matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the voting power of the shares present in person, present by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which a different vote is required by express provision of law or regulation, rules or regulations of any applicable stock exchange, our Certificate of Incorporation or our Bylaws.

Board of Directors

Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, our Board is divided into three classes as nearly equal in size as is practicable. Each of the three classes of directors serves a staggered three-year term.

In 2024, the Company’s stockholders approved an amendment to our Certificate of Incorporation to declassify the Board in phases and provide for the annual election of the entire Board for one-year terms, such that the Board will be fully declassified by the 2027 Annual Meeting of Stockholders (the “Declassification Amendment”).

Vacancies on the Board may be filled by persons elected by a majority of the remaining directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or his or her earlier death, resignation, removal or retirement.

In each case, a director will continue to hold office until such director’s successor has been duly elected and qualified or until his or her earlier death, resignation, removal or retirement.

Dividend Rights

Subject to the rights of the holders of any series of Preferred Stock and other provisions of the Certificate of Incorporation, holders of Common Stock are entitled to receive equally, on a per share basis, dividends and other distributions in cash, securities or other property of the Company, if any, as and when declared by our Board of Directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation, Dissolution or Similar Rights

Upon liquidation, dissolution or winding up of the affairs of Burlington, after payment of the Company’s debts and subject to the rights of the holders of shares of any series of Preferred Stock upon such dissolution, liquidation or winding up, the remaining net assets of the Company would be distributed among holders of shares of Common Stock equally on a per share basis.

Preferred Stock

Under our Certificate of Incorporation, without further stockholder action, our Board of Directors is authorized to provide for the issuance of all or any of the shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers (full, limited or no voting powers), designations, powers, preferences, and relative, participating, optional or other rights, if any, and any qualifications, limitations or restrictions thereof. The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that, in addition to being applicable in other contexts, could delay or discourage some transactions involving an actual or potential change in control of Burlington or its management. For example, our Certificate of Incorporation and Bylaws contain certain anti-takeover provisions, which:

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authorize the issuance of Preferred Stock as described above;

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prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

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establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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establish a classified Board of Directors as described above, which will be phased out by the time of the 2027 Annual Meeting of Stockholders, in accordance with the Declassification Amendment;

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until the 2027 Annual Meeting of Stockholders, limit the ability of stockholders to remove directors only for cause and only upon the affirmative vote of at least 75% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Beginning with the 2027 Annual Meeting of Stockholders, when the Board will no longer be classified, directors may be removed with or without cause as required by Delaware law;

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prohibit stockholders from calling special meetings of stockholders;

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provide that the Board of Directors is expressly authorized to alter or repeal our Bylaws; and

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require the approval of holders of at least 75% of the voting power of all outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class to amend the Bylaws and certain provisions of the Certificate of Incorporation.